Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 4 DATED JUNE 23, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Credit Agreement.

Credit Agreement

On June 16, 2022, Fundrise SFR Portfolio 3, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) entered into a Credit Facility Agreement (the “Credit Facility Agreement”) with Metropolitan Life Insurance Company and Metropolitan Tower Life Insurance Company (collectively, the “Lenders”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “SFR JV”) between Fundrise Growth eREIT VII, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The Credit Facility Agreement provides that an aggregate committed principal amount of $240 million is available to the Borrowers. The Borrowers have twelve months to draw on the Credit Facility Agreement, and during that time will pay a monthly Commitment Fee in the amount of 0.25% per annum.

Advances under the Credit Facility Agreement are made based upon a borrowing base that assigns an advance rate of the lesser of 72% of the appraised value or 90% of the cost of the property for a stabilized property, or 72% of the cost of a non-stabilized property. If a non-stabilized property fails to be leased within three months following it being in “rent ready” status (thirty days after the acquisition date), then the advance will be reduced to 50% of the cost of the property. The loan under the Credit Facility Agreement accrues interest at a per annum rate equal to 4.10%.

The Credit Facility Agreement has a scheduled maturity date of June 16, 2027.

The Credit Facility is secured by all assets of the Borrowers, including real estate properties owned by the Borrowers, and, following a mortgage recordation event (as provided for in the Credit Facility Agreement), first lien mortgages on the real estate properties. The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.